SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Cryo-Cell International, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	0-23386	22-3023093
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

700 Brooker Creek Blvd., Suite 1800, Oldsmar, FL	34677
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

(Title of class)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of each class to be registered)	(Name of each exchange on which each class is to be registered)

Item 1. Description of Registrant’s Securities to be Registered.

On November 26, 2014, the Board of Directors of Cryo-Cell International, Inc., a Delaware corporation (the “Company”) adopted a Rights Agreement, expected to be dated as of December 5, 2014, between the Company and Continental Stock and Transfer Trust, as Rights Agent (as amended from time to time, the “Rights Agreement”). The Rights Agreement is not intended to prevent an acquisition of the Company on terms that the Board of Directors of the Company considers favorable to, and in the best interests of, all stockholders. Rather, because the exercise of the Rights may cause substantial dilution to an Acquiring Person (hereinafter defined) unless the Rights are redeemed by the Board of Directors before an acquisition transaction, the Rights Agreement ensures that the Board of Directors has the ability to negotiate with an Acquiring Person on behalf of unaffiliated shareholders. The description of the material terms and general effect of the Rights Agreement is set forth below.

In connection with the Rights Agreement, on November 26, 2014, the Board of Directors of the Company declared a dividend payable December 5, 2014 of one preferred share purchase right (a “Right”) for each share of common stock, par value $0.01 per share, of the Company (a “Common Share”) outstanding as of the close of business on December 5, 2014 (the “Record Date”) and authorized the issuance of one Right for each additional Common Share that becomes outstanding between the Record Date and the earliest of the close of business on the Distribution Date (hereinafter defined), the Redemption Date (hereinafter defined), and the close of business on the Final Expiration Date (hereinafter defined), and for certain additional Common Shares that become outstanding after the Distribution Date, such as upon the exercise of stock options or conversion or exchange of securities or notes. As of November 26, 2014, there were 20,000,000 Common Shares authorized, of which 9,756,331 were issued and outstanding, and 2,500,000 were reserved for issuance pursuant to employee benefit plans.

Each Right represents the right to purchase from the Company one one-thousandth (1/1,000) of a share of Series A Junior Participating Preferred Stock (the “Preferred Shares”), subject to adjustment as provided in the Rights Agreement. This fraction of a Preferred Share is substantially similar to a Common Share, in that the Rights Agreement provides for each Preferred Share to have the voting, liquidation and dividend rights that are equivalent to 1,000 times the rights of a Common Share.

Initially, the Rights are not exercisable, are transferable only in connection with the transfer of Common Shares, and, generally, are evidenced only by the certificates for Common Shares. The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends. The Rights will become exercisable and trade separately from the Common Shares upon the Distribution Date (the “Distribution Date”), which takes place upon the earlier of:

(i)	The tenth day after the earlier of either the public announcement or public disclosure of facts indicating that a person has become an Acquiring Person; or

(ii)	The tenth business day (or such later date as may be determined by the Board of Directors of the Company prior to any person becoming an Acquiring Person) after the date of the commencement or announcement of the intention to commence a tender or exchange offer, the consummation of which would result in any person becoming an Acquiring Person.

For the purposes of the Rights Agreement, an Acquiring Person is any person who, together with all affiliates and associates, becomes the Beneficial Owner (as defined in the Rights Agreement) of 20% or more of the outstanding Common Shares, other than: the Company; any subsidiary of the Company; any employee benefit plan of the Company or of any subsidiary of the Company, or any entity holding Common Shares pursuant to any such plan; any person who becomes the Beneficial Owner of 20% or more of outstanding Common Shares solely as a result of an acquisition of Common Shares by the Company, until such person thereafter becomes the Beneficial Owner (other than through a dividend or stock split) of an additional 0.25% or more of the outstanding Common Shares; any person who, the Board determines in good faith, inadvertently crossed the ownership threshold and then promptly sells down below the threshold (unless such divestiture requirement is waived by the Board); any person, along with its affiliates and associates, that, as of the time of the adoption of the Rights Agreement, is the Beneficial Owner of 20% or more of the Common Shares, until such person increases their ownership to 22.5% or above; and any person who or which is the Beneficial Owner of the common shares of an existing shareholder who is the Beneficial Owner of 20% or more of the Common Shares, until such person increases their percentage ownership by 0.25% or more.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights. As of the Distribution Date, the Rights of a person who has become an Acquiring Person become void, and the holders of the remaining Rights become entitled to exercise their Rights. In the event that any person becomes an Acquiring Person, the holders of Rights will be entitled thereafter to receive, upon payment of the Purchase Price set by the board (the “Purchase Price”), the number of Common Shares having a market value of two times the Purchase Price of the Right. Both the Purchase Price payable and number of Preferred Shares issuable upon exercise of the Rights are subject to standard anti-dilution adjustments. If the Company does not have sufficient Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company will deliver, upon payment of the Purchase Price by Rights holders, an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right, within 30 days of the Distribution Date. The Board of Directors may extend the 30-day period to permit the taking of action to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

In addition, in the event that a person becomes an Acquiring Person, the Board of Directors of the Company may elect to exchange any then-unexercised Rights (other than those of an Acquiring Person, which Rights become void), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right (subject to adjustment as provided in the Rights Agreement). In lieu of fractional Common Shares, the Company will pay to the Rights holders an amount of cash equal to the same fraction of the current per share market value of a whole Common Share, based upon the closing market price of the last trading day prior to exchange. If the Board of Directors determines, before the Distribution Date, to effect an exchange, the Board may delay the occurrence of the Distribution Date, provided that the Distribution Date must occur no later than 20 days after the earlier of the public announcement or public disclosure of facts indicating that an Acquiring Person has become such. However, notwithstanding the foregoing, the Board of Directors may not effect such an exchange at any time after an Acquiring Person, together with all affiliates and associates, becomes the Beneficial Owner of a majority of the outstanding Common Shares.

The Board of Directors may, at its option, at any time prior to a person becoming an Acquiring Person, redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) (the date of such action by the Board of Directors being the “Redemption Date”). Immediately upon the action of the Board of Directors electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price.

Assuming that the Board of Directors has not elected to exchange or redeem the Rights, in the event that, after any person becomes an Acquiring Person, (i) the Company merges into another entity, (ii) another entity merges into the Company and all of the outstanding Common Shares do not remain outstanding after such merger, or (iii) the Company sells 50% or more of its assets, each holder of a Right will, upon exercise, become entitled to receive the number of common shares of the acquiring entity having a value equal to (x) multiplying the Purchase Price of a Right by the number of Rights exercisable by the holder, and dividing that product by (y) 50% of the current per share market price of the common shares of the acquiring entity. The acquiring entity is required to assume the obligations of the Company under the Rights Agreement and to reserve sufficient shares of its common stock to satisfy its obligations under the Rights Agreement. Pursuant to the Rights Agreement, the Company will not enter into any consolidation, merger or sale, unless it enters into a supplemental agreement with the acquiring entity for the benefit of the Rights holders.

Any of the terms of the Rights may be amended or terminated by the Board of Directors at any time, without the consent of the holders of the Rights, except that after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person).

The Rights will expire on December 5, 2017 (the “Final Expiration Date”), unless earlier redeemed, exchanged, or terminated, or unless the Final Expiration Date is extended.

The Rights Agreement specifying the terms of the Rights is incorporated herein by reference as an exhibit to this registration statement. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2. Exhibits.

4.1.	Rights Agreement, expected to be dated December 5, 2014, between Cryo-Cell International, Inc. and Continental Stock and Transfer Trust, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock of Cryo-Cell International, Inc. as Exhibit A, the form of Right Certificate as Exhibit B, and the Summary of Rights to Purchase Series A Junior Participating Preferred Stock as Exhibit C (each incorporated by reference to Exhibit 4.1 of Cryo-Cell International, Inc’s Current Report on Form 8-K dated December 3, 2014).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Cryo-Cell International, Inc.

DATE: December 3, 2014	By:	/s/ David Portnoy
David Portnoy
Chairman and Co-Chief Executive Officer